SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


For the month of September 11, 2001

                                   MERANT plc
                 (Translation of Registrant's Name Into English)

               The Lawn, Old Bath Road, Newbury, England RG14 1QN
                    (Address of Principal Executive Offices)


         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


     Form 20-F   X                                      Form 40-F _____
              -------

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes   X                                              No  _____
            -------

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-795.)


                       LONDON STOCK EXCHANGE ANNOUNCEMENT


_______________________________________________________________________
_

        Announcement Details
        Company Merant PLC
            TIDM MRN
            Headline Disposal of DataDirect
            Released 07:01 11 Sep 2001
            RNS Number 7775J

        Full Announcement Text
      -----------------------------------------------------------------
-------------------------------


RNS Number:7775J
Merant PLC
11 September 2001

FOR IMMEDIATE RELEASE



CONTACTS:


MERANT

Gary Greenfield                              Ken Sexton
Chief Executive Officer                      Chief Financial Officer
+1 (301) 838 5223                            +1 (301) 838 5210
Gary.Greenfield@merant.com                   Ken.Sexton@merant.com


Larry De'Ath                                 Financial Dynamics
VP, Communications / Investor Relations      Giles Sanderson / Harriet
Keen
+1 (301) 838 5228                            +44 (0) 20 7831 3113
Larry.Death@merant.com                       merant@fd.com





 MERANT to Sell Enterprise Data Connectivity Business to Golden Gate
Capital
                      for $29.3 million (#20.6 million)



    Reports End to Discussions Regarding a Possible Offer for the
Company


ROCKVILLE, MD and NEWBURY, UK - September 11, 2001 - MERANT (London
Stock
Exchange (LSE): MRN; Nasdaq National Market (NNM): MRNT), a leading provider of software solutions to accelerate enterprise change, has scheduled a conference call for investors, press and analysts today to review the following announcements at 2:00 pm BST (9:00 am U.S. EDT).

* MERANT has agreed to sell its enterprise data connectivity business (DataDirect) to Golden Gate Capital for $29.3 million
(approximately #20.6 million);

*        MERANT plans to propose to return excess capital of at least
#56
million (approximately $80 million) to shareholders following completion of its DataDirect business sale;

* MERANT has ended discussions reported on July 13, 2001, regarding a possible offer for the Company.

MERANT has agreed to sell its DataDirect business to Golden Gate Capital for $29.3 million (approximately #20.6 million), payable in cash on completion, subject to adjustment for changes in book value of the business prior to closing. Golden Gate Capital also bought MERANT's Micro Focus business recently, though through different funds and the businesses will be operated separately.

After completion of the sale of DataDirect, MERANT is expected to have cash balances of between #93 million (approximately $132 million) and #100 million (approximately $142 million). The Company plans to propose to return surplus cash of at least #56 million (approximately $80 million) to its shareholders.
The Company is currently investigating methods of returning surplus cash to shareholders. The return of cash is expected to be completed after the sale of DataDirect and before the end of the current fiscal year on 30 April 2002.

On July 13, 2001, the Board of MERANT was required to report that it was in very preliminary discussions with regard to a possible offer for the Company. These discussions have now ended.

"These are major milestones in our restructuring of MERANT, aimed at delivering shareholder value in these challenging times in our market. We are intent on focusing resources on the enterprise change management market and our PVCS customers. At the beginning of the fiscal year we announced our intent to concentrate our resources on what we believe to be our greatest growth opportunities, serve customers better and deliver enhanced value to our shareholders. To this end, we sold the Micro Focus business in August, and are now completing our transition with the sale of DataDirect," said Gary Greenfield, MERANT president and CEO.

Golden Gate Capital is a $700 million private equity firm dedicated to investing in high-growth businesses in change-intensive industries. Golden Gate will operate DataDirect as an independent company, separate from the recently acquired Micro Focus business, under the leadership of the current management team.

David Dominik, a managing director of Golden Gate Capital, said, "We are pleased to enter into this agreement with MERANT. DataDirect is the established industry leading technology in the data connectivity market and has a strong and seasoned management team."

Edward Peters, senior vice president and general manager of the DataDirect business at MERANT, will head the new company. "DataDirect has long been the industry leader," said Peters. "As an independent company, our customers will enjoy our undivided attention and we believe our employees should have new opportunities for growth and innovation. With our several hundred partners, including IBM, Microsoft and Sun, we have established the data connectivity standards for today's technology. Now, in partnership with Golden Gate Capital, we'll be positioned to move into the future."

Background to and details of the Disposal

MERANT is concentrating resources on what it believes are its greatest growth opportunities. The market for DataDirect is not growing as fast as the enterprise change management market for PVCS. The distribution model required to exploit what for MERANT is the fastest growing segment of the data connectivity market - namely independent software vendors that embed DataDirect technology into their products - is different from the end-user distribution model for PVCS.

For the fiscal year ended April 30, 2001, DataDirect revenue was #31.2 million ($46.0 million) and contribution to the group was #4.8 million ($7.1 million) before income taxes and goodwill amortization. During the first fiscal quarter ended July 31, 2001, DataDirect revenue was #7.4 million ($10.5 million) and income before taxes and goodwill was
#2.1 million ($3.0 million).   Net tangible assets of the business at
July 31, 2001 were #4.5 million ($6.4 million). On completion, the disposal is expected to result in a small pre-tax gain, after restructuring charges and taxes.


Completion of the transaction is subject to certain conditions, including approval by MERANT shareholders and customary regulatory approvals. MERANT will seek shareholder approval at an extraordinary general meeting, expected to be held in the last half of October, with the completion of the transaction expected shortly after.


MERANT's strategy and outlook

Following the disposal of DataDirect, MERANT will have one operating division, led by its PVCS product family in the expanding market for enterprise change management. MERANT continues to focus on enhanced shareholder value. In the year ended 30th April 2001, this division reported turnover of #94.7 million ($139.5 million) and loss before interest, taxation and amortization of #3.8 million ($5.6 million). These earnings are fully burdened with shared services, such as corporate general and administrative cost, which was supporting a much larger turnover (including the Micro Focus, DataDirect and E-Solutions divisions). The Company has begun to implement plans so the PVCS business is anticipated to show operating profits later in this fiscal year.

MERANT intends to retain sufficient cash for its future operations. It is anticipated that the balance will be returned to MERANT shareholders.

Conference Call Update

A conference call has been scheduled today at 2:00 pm BST (9:00 am U.S.
EDT) for investors, analysts and press to review today's announcements. For those wishing to participate on the conference call, the telephone numbers are +1 (800) 434 7910 in the U.S. and +44 (0) 20 8240 8241 in
the U.K.  Please dial in at least 10 minutes prior to the call.


Ends


About MERANT

MERANT is a leading provider of software solutions for enterprise
change management.   MERANT provides market-leading products and
services under the PVCS brand. The Company's technology is in use at over 60,000 sites, including all of the Fortune 100 and the majority of the Global 500. For additional information, visit www.merant.com.


MERANT is a trademark of MERANT. All other trademarks are the property of their respective owners.


FORWARD LOOKING STATEMENTS


The following statement is made in accordance with the U.S. Private Securities Litigation Reform Act of 1995: This announcement contains forward-looking statements that include statements regarding the outlook for fiscal 2002, the progression of the transition in MERANT's sales model, MERANT's focusing its entire resources on the enterprise change management market and its PVCS customers, the Disposal of its DataDirect enterprise data connectivity business and expectations regarding a possible return of excess capital to shareholders. When used in this document, the words "anticipate", "believe", " estimate", "expect", "plan", "proposes" and similar expressions, as they relate to MERANT or its management, are intended to identify these forward-looking statements. These forward-looking statements involve a number of risks and uncertainties. Actual results could differ materially from those anticipated by these forward-looking statements. Future results will be difficult to predict as MERANT transforms its business strategy to provide e-business solutions and away from certain of its past primary markets, including the market for Cobol and mainframe-related software products and services, and the market for enterprise data connectivity software products and services. MERANT's ability to recruit and retain key personnel, especially in the sales and business units, could materially alter financial results and plans for the sales and business units. Other factors that could cause actual results to differ materially include, among others, the ability of MERANT to effectively manage its costs against uncertain revenue expectations, the potential for a decrease in revenue or a slowdown in revenue growth which may be caused by delays in the timing of sales and the delivery of products or services, the ability of MERANT to develop, release, market and sell products and services to customers in the highly dynamic market for enterprise change management and e-business solutions, the potential need for enterprise change management solutions and e-business solutions to shift based on changes in technology and customer needs, the market acceptance of MERANT's e-business solutions and e-business solutions generally, the effect of competitors' efforts to enter MERANT's markets and the possible success of existing competitors in those markets, the possibility that the sale of the DataDirect enterprise data connectivity business will not proceed as planned or may not be completed at all, and MERANT's ability to manage and integrate recently acquired businesses or other businesses that it may acquire in the future as well as efficiently dispose of, and manage the provision or receipt, as the case may be, of certain services related to, businesses or products which are not a part of MERANT's business strategy, including MERANT's ability to complete and manage obligations related to, the sale of the DataDirect enterprise data connectivity business and the earlier disposal of the Micro Focus legacy development, transformation, and integration division.



Further information on potential factors which could affect MERANT's financial results is included in MERANT's Annual Report on Form 20-F for the year ended April 30, 2000, and reports on Form 6-K as submitted to the SEC and as may be updated and amended with future filings or submissions. MERANT undertakes no obligation to release publicly any updates or revisions to any forward-looking statements contained in this announcement that may reflect events or circumstances occurring after the date of this announcement.


END

          -------------------------------------------------------------

SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       MERANT plc
                                       (Registrant)


Date:  September 11, 2001                By: /s/ Leo Millstein
                                 --------------------------------------
                                      Leo Millstein
					        Vice President & General Counsel